Exhibit 99.1

Legend Biotech Corporate Presentation J.P. Morgan Healthcare Conference January 2026 © 2025 Legend Biotech. All rights reserved.

Disclaimer 2 This presentation has been prepared by Legend Biotech Corporation (“Legend Biotech” or the “Company”) solely for information purpose and does not contain all relevant information relating to the Company. The safety and efficacy of the agents and/or uses under investigation discussed in this presentation have not been established, except to the extent specifically provided by marketing authorizations previously received from relevant health authorities. Further, for investigational agents and/or uses, the Company cannot guarantee health authority approval or that such agents and/or uses will become commercially available in any country. Certain information contained in this presentation and statements made orally during this presentation relate to or are based on studies, publications, surveys and other data obtained from third - party sources and Legend Biotech's own internal estimates and research. While Legend Biotech believes these third - party sources to be reliable as of the date of this presentation, it has not independently verified, and makes no representation as to the adequacy, fairness, accuracy or completeness of, any information obtained from third - party sources. While Legend Biotech believes its internal research is reliable, such research has not been verified by any independent source. Statements in this presentation about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, constitute “forward - looking statements” within the meaning of The Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements relating to Legend Biotech’s strategies and objectives; statements relating to CARVYKTI® (ciltacabtagene autoleucel; cilta - cel) , including patient population of CARVYKTI®, Legend Biotech’s expectations for CARVYKTI®, including manufacturing expectations for CARVYKTI®; statements about regulatory submissions for CARVYKTI®, statements related to Legend Biotech's ability to achieve operating profit; statements related to Legend Biotech’s anticipated achievement of operating profit excluding unrealized foreign exchange losses in 2026; the progress of such submissions with the FDA, the EMA and other regulatory authorities; expected results and timing of clinical trials; Legend Biotech’s expectations on advancing their pipeline and product portfolio; statements regarding the estimated market siz e for Legend Biotech’s products and the potential benefits of Legend Biotech’s product candidates. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward - looking statements, although not all forward - looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward - looking statements a s a result of various important factors. Legend Biotech’s expectations could be affected by, among other things, uncertainties involved in the development of new pharmaceutical products; unexpected clinical trial results, including as a result of additional analysis of existing clinical data or unexpected ne w clinical data; unexpected regulatory actions or delays, including requests for additional safety and/or efficacy data or analysis of data, or government regulation generally; unexpected delays a s a result of actions undertaken, or failures to act, by our third party partners; uncertainties arising from challenges to Legend Biotech’s patent or other proprietary intellectual property protection, including the uncertainties involved in the U.S. litigation process; competition in general; government, industry, and general product pricing and other political pressures; a s well a s the other factors discussed in the “Risk Factors” section of Legend Biotech’s Annual Report on Form 20 - F for the year ended December 31, 2024, filed with the Securities and Exchange Commission (SEC) on March 11, 2025 and Legend Biotech’s other filings with the SEC. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in this presentation as anticipated, believed, estimated or expected. Any forward - looking statements contained in this presentation speak only as of the date of this presentation. Legend Biotech specifically disclaims any obligation to update any forward - looking statement, whether as a result of new information, future events or otherwise.

Unlocking the Potential of Immune Cells to Treat the Toughest Diseases

CARVYKTI® Profitable[1]

Positive
Operating Cash Flow[2]

$1.7B
LTM CARVYKTI Net Trade Sales[3]

10
Pipeline Programs

CAR-T Leadership in MM[4]

- CARVYKTI® is the top-selling CAR-T in a single quarter[5]
- >$5B peak annual sales potential[7]
- Partnered with Johnson & Johnson on CARVYKTI®

Cell Therapy Innovation

- State-of-the-art R&D facility opened in Philadelphia, Pennsylvania
- Patients dosed for IIT In Vivo CAR-T studies in 2025
- Novel clinical proof of concept approach emphasizes speed to entry

Durable Global Business

- $1B in Cash, Cash Equivalents and Time Deposits[6]
- Expected to achieve company-wide operating profit in 2026
- 2,900+ person global team, with largest presence in United States

>10,000 patients treated with CARVYKTI® [8]

1) Net Trade Sales - Cost of Good Sold - Operating Expenses = CARVYKTI Profit; 2) As of September 30, 2025; 3) Last Twelve Months Net Trade Sales based on Q4 2024 through Q3 2025; 4) MM = Multiple Myeloma; 5) Based on companies' public filings; 6) As of September 30, 2025; 7) Legend Biotech and Johson & Johnson Estimate; 8) As of January 6, 2026

LEGEND BIOTECH 3

4 Reaching a Profitability Inflection Point Operating margin improvement from - 142% in 2Q 2023 to - 16% in 3Q 2025 Revenue ($MM) 0 300 250 200 150 100 50 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q 2023 2023 2023 2024 2024 2024 2024 2025 2025 2025 Revenue Revenue has scaled nearly 4 ð since 2Q23 while sustaining ~60%+ gross margins 2026 will be an inflection point for adjusted non - GAAP operating income Non - GAAP Operating Loss/Income (USD $M) - 336 - 189 - 89 2H 2026 2025 YTD 1 2024 2023 1) As of the nine months period ended September 30, 2025

5 Our 2026 Priorities Shaping the Next Era of Growth Through Leadership and Innovation 01 Maximize CARVYKTI ® Market Leadership 02 Advancing Our Cell Therapy Innovation 03 Drive Profitability

® 6

10,000+ Patients Have Been Treated with CARVYKTI®

BEST IN CLASS MANUFACTURING

- **All** Manufacturing Sites Now Online:
  - Raritan, NJ
  - Obelisc and Tech Lane in Ghent, Belgium
  - Morris Plains, NJ (Novartis CMO Site)
- **97%** Manufacturing Success Rate
- **<30-day** median turnaround time (TAT)
- **10,000** annualized dose capacity in 2026

STRONG COMMERCIAL EXPANSION[1]

- **141 Activated Treatment Sites** in the US
- **279** global treatment sites
- **Global Expansion:**
  - 2022-2024: 5 markets
  - 2025: 9 additional markets

"The long-term PFS and OS data with cilta-cel in CARTITUDE 1 and CARTITUDE 4 are unprecedented in relapsed myeloma. When you see patients achieving durable disease control for years after a single infusion, it fundamentally changes how we think about the treatment journey. At first relapse, we as treaters should be considering CAR-T with every eligible patient"

-Dr. Binod Dhakal, Medical College of Wisconsin, Division of Hematology

1) as of December 21, 2025

LEGEND BIOTECH
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Legend and Johnson & Johnson Global Collaboration License Agreement to Develop and Commercialize Cilta - cel with J&J 8 PARTNERSHIP ACCOMPLISHMENTS Enrolled the largest multiple myeloma CAR - T program to date Operationalized 4 manufacturing sites worldwide WORLDWIDE COLLABORATION J&J is the global multiple myeloma market leader 50/50% cost - sharing/profit - split arrangement except in Greater China 1 1) J&J and Legend have a 30/70% cost - sharing/profit - split arrangement in Greater China

From Chronic Disease to Potential Cure: CARVYKTI® Long-Term Survival

CARTITUDE-1: ≥5-Year Remission and Survival After A Single Infusion

1/3 of Patients

were treatment-and progression-free for **≥5 years after a single infusion**, providing the first evidence that cilta-cel is potentially curative in RRMM[1]

60.7 months

Median overall survival at 61.3-month median follow-up (N=97; 95% CI, 41.9–NE)[1];

Overall Survival



A
Patients Alive (%)
100
80
60
40
20
0
0 6 12 18 24 30 36 42 48 54 60 66 72 78
Time (months)
Number at risk
OS 97 91 85 79 74 66 58 53 51 48 36 5 1 0

The New York Times

From No Hope to a Potential Cure for a Deadly Blood Cancer

Multiple myeloma is considered incurable, but a third of patients in a Johnson & Johnson clinical trial have lived without detectable cancer for years after facing certain death.

Ranked #1

JCO article by attention* (last 6 months)[2]

*Median prior lines of therapy was 6 (range, 3-18)[1]

Effective Immunotherapy for a Blood Cancer[3]

"one-third of the treated individuals had no evidence of detectable myeloma after five years without further therapy, an outcome widely thought of as a prerequisite to consider using the term cure..." **-Nature**

How a Single Infusion is Changing Multiple Myeloma[4]

"A single infusion of immunotherapy has kept patients healthy for more than five years. This is an unprecedented milestone for this tough-to-treat blood cancer." **-Forbes**

LEGEND BIOTECH

JCO = Journal of Clinical Oncology ; *attention score a weighted number showing how much online attention a research paper gets from sources like news, blogs, social media ,etc.

1) Jagannath, Sundar, et al. "Long-Term (≥5-Year) Remission and Survival After Treatment With Ciltacabtagene Autoleucel in CARTITUDE-1 Patients With Relapsed/Refractory Multiple Myeloma." Journal of Clinical Oncology; https://doi.org/10.1200/JCO-25-00760; 2) https://asco.altmetric.com/details/177711641 Accessed on 12.21.25; 3) Bird, S., & Pawlyn, C. "Immunotherapy using CAR T cells shows promising long-term outcomes for people with myeloma." Nature News & Views, Aug 19, 2025 4. Haseltine, W. A. "How a Single Infusion Is Changing Multiple Myeloma Treatment." Forbes, Oct 1, 2025.

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Raising the Bar for Progression-Free Survival (PFS)

CARVYKTI® has demonstrated profound efficacy in patients with RRMM[1,2]

	CARTITUDE-1 TCE RRMM ≥ 3 pLOT	CARTITUDE-1 + CARTITUDE-4[a] TCE RRMM 3pLOT	CARTITUDE-4[a] RRMM 1-3 pLOT
N	97	34	176
Median PFS	34.9 months	50.4 months	NR (mFU[b]: 34.0 months)

PRESENTED AT ASH 2025 (DEC)[3]

PFS improves when CARVYKTI® is used earlier in RRMM

[a]As-treated population. [b]mFU from randomization.
BCMA, B-cell maturation antigen; CAR, chimeric antigen receptor; cilta-cel, ciltacabtagene autoleucel; FU, follow-up; MRD, minimal residual disease; pLOT, prior line of therapy; RRMM, relapsed/refractory multiple myeloma; TCE, triple-class exposed.

1) Berdeja JG, et al. *Lancet* 2021;398:314-24; 2) Martin T, et al. *J Clin Oncol* 2023;41:1265-74. 3)Parekh, et al. Presentation at 7th American Society of Hematology (ASH) Annual Meeting. "Earlier use of ciltacabtagene autoleucel (cilta-cel) is associated with better immune fitness and stronger immune effects as shown by correlative analysis of peripheral blood and the bone marrow tumor microenvironment (TME) from the CARTITUDE-4 study"

LEGEND BIOTECH
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Earlier Use of CARYKTI ® is Associated With Better Outcomes 11 OS by pLOT in CARTITUDE - 1 and CARTITUDE - 4 1 0 25 50 75 100 0 6 12 30 36 42 48 18 24 OS, months CARTITUDE - 4, 1 pLOT CARTITUDE - 4, 2 pLOT CARTITUDE - 4 and CARTITUDE - 1, 3 pLOT CARTITUDE - 1, ≥4 pLOT Patients alive, % Overall, 99 % of products manufactured using cells from patients with 1 - 3 pLOT compared with 97 % for ≥ 4 pLOT MANUFACTURING RELIABILITY 4 OS = Overall Survival; pLOT= prior line of therapy. 1) Parekh S, et al. Blood . 2025;146(suppl 2) Abstract 92. Presented at: 67th ASH Annual Meeting; Dec 6 - 9, 2025; Orlando, FL. 2) CARVYKTI Prescribing Information. Janssen Biotech, Inc. Revised April 2024; 3) Dhakal B, et al. Blood . 2025;146(suppl 1):Abstract 2215. Presented at: 67th ASH Annual Meeting; Dec 6 - 9, 2025; Orlando, FL; 4) Bowden R, et al. Blood . 2025;146(suppl 1):Abstract 2411. Presented at: 67th ASH Annual Meeting; Dec 6 - 9, 2025; Orlando, FL • In CARTITUDE - 4, no cases of parkinsonism in patients who achieved ≥PR with bridging therapy 3 SAFETY • Following implementation of patient management strategies, parkinsonism rates were reduced from 6% in CARTITUDE - 1 to 1% in CARTITUDE - 4 2 Median follow - up for CARTITUDE - 1: 33.4 months. Median follow - up for CARTITUDE - 4: 30.5 months from cilta - cel infusion.

12 2026 CARVYKTI ® MARKET POTENTIAL (US) 1 : Significant Market Potential in Earlier Line Multiple Myeloma Growth potential is clear, supported by scalable manufacturing capacity 0 20,000 40,000 60,000 2L - 4L Patients Treated (2025) 5L+Patients Treated (2025) CAR - T Therapy Doublet/Triplet Tx In 2025 1 , • ≤5% of patients were treated with a BCMA targeting agent (CAR - T, Bi - Specific, or ADC) in 2L - 4L • ≤10% of patients were treated with a CAR - T in 5L+ 1) Komodo/SHS Claims Data

Treatment of Myeloma At First Relapse

Vincent Rajkumar, Professor of Medicine at the Mayo Clinic
ASH25 algorithm for Relapsed Myeloma: First Relapse[1]

Not Refractory to Anti-CD38

- Have access and able to give cell therapy and bispecifics per recommends guidelines → **Cilta-cel* or Tec-Dara**
- Unable to give cell therapy and bispecifics per guidelines → Standard Triplet**

Refractory to Anti-CD38

- Have access and able to give cell therapy per recommends guidelines → **Cilta-cel* or Standard Triplet****
- Unable to give cell therapy per guidelines → Standard Triplet**

***Cilta-cel should be considered in eligible patients**, and patients should have a discussion on pros and cons of a one-time CAR-T approach vs. prolonged therapy
**Choice of standard triplet is based on refractoriness to Len and other drugs. Key options are DRd, KRd, KPd, DPd, Dara-KPd

Consider salvage ACST as alternative in patients eligible for ACST who have not had transplant before; Consider 2nd auto SCT if eligible and had >36 months response duration with maintenance to first ACST

1) Vincent Rajkumar is a Professor of Medicine at the Mayo Clinic in Rochester and Editor-in-Chief at Blood Cancer Journal. Available at: oncodaily.com. "Vincent Rajkumar: First-Relapse Myeloma Algorithm for ASH25". Accessed Dec 10, 2025.

ASCT; autologous stem cell transplant; Auto; autologous; CAR-T, chimeric antigen receptor T-cell; Dara, daratumumab; Dara-KPd, daratumumab, carfilzomib, pomalidomide, and dexamethasone; DPd, daratumumab, pomalidomide, dexamethasone; DRd, daratumumab, lenalidomide, dexamethasone; KRd, carfilzomib, lenalidomide, dexamethasone; Len, lenalidomide; SCT, stem cell transplant; Tec, teclistamab.

LEGEND BIOTECH 13

Driving CARVYKTI® Expansion Into the Frontline

Advancing into earlier lines to broaden use and fuel long-term growth.

Active

CARTITUDE-2[1]

- Global, multi-cohort study (NCT04133636)
- Phase II open-label study of Cilta-cel in various clinical settings

Enrollment complete

CARTITUDE-5[2]

- Global, randomized, registrational study (*NCT04923893*)
- Phase III open-label study of VRd followed by cilta-cel vs. VRd followed by Rd maintenance, in patients with NDMM for whom ASCT is not planned as initial therapy

Enrollment complete

CARTITUDE-6[3]

- Global, randomized, registrational study (*NCT05257083*)
- Phase III open-label study comparing DVRd followed by cilta-cel vs. DVRd followed by ASCT in NDMM patients who are transplant eligible

ASCT, autologous stem cell transplant; DVRd, daratumumab, bortezomib, lenalidomide, dexamethasone; NDMM, newly diagnosed multiple myeloma; VRd, bortezomib, lenalidomide, dexamethasone.
1) Clinicaltrials.gov: NCT04133636; 2) Clinicaltrials.gov: NCT04923893; 3) Clinicaltrials.gov: NCT05257083. CARTITUDE-6 is a collaborative study sponsored by the European Myeloma Network.

LEGEND BIOTECH
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Accelerating Growth in the United States Through Community & Outpatient Adoption *combined Legend Biotech and Johnson & Johnson 1) Based on CARVYKTI authorized treatment centers in the United States 15 1/3 Regional/ Community Hospitals 2/3 Academic Hospitals of the MM market is now within 50 miles of a CARVYKTI site (US) of RRMM patients are in the community CARVYKTI ® in the Community 1 Continued Growing Presence in Community Community Network Activation

CARVYKTI®: Unmatched Real World Results in BCMA CAR-T

Unrivaled Evidence. Unmatched Experience.

	Indicated Patients	*Real-world experience*	*US Site Experience*	*Data Maturity*	*mPFS triple class exposed (TCE) with 3 pLOT*	*Data vs. Active Control*	*Late Line Study Key Patient Characteristics*[1-4]
CARVYKTI®	**2L+**	**10,000+ patients treated** (worldwide)	**141 Sites**	**61.3 months** Median follow-up (CART-1)	**50.4 months** (CART-1 & CART-4)	**Yes, Superior OS** (CART-4 in label)	• **6 pLOT** • **Less strict CNS exclusion criteria**[5] • **22% steroid use**
Anito-Cel	Not approved in any indication	~150 patients (clinical trials only)[6]	19 clinical sites[7] 0 commercial sites	15.9 months Median follow-up (iMMagine-1)[8]	Not reported	No	• 3 pLOT • Stricter CNS exclusion criteria[5] • 73% steroid use

Anito-cel reported two delayed ICANS events (Grade 1 and Grade 2) during ASH 2025 presentation[9]

CARVYKTI®: THE *FIRST* AND *ONLY* CAR-T CELL THERAPY TO BE DESIGNATED AS NCCN CATEGORY 1 FOR MULTIPLE MYELOMA AFTER 1 PRIOR THERAPY[10]

1) Berdeja et al. [Supplement] Lancet. 2021;398(10297):314-324; 2) clinicaltrials.gov. https://www.clinicaltrials.gov/study/NCT03548207; 3) Kaur et al, European Hematology Association 2025. Abstract S201; 4) clinicaltrials.gov https://clinicaltrials.gov/study/NCT05396885; 5) Based on CARTITUDE 1 exclusion criteria "Have known active, or prior history of central nervous system (CNS) involvement or exhibits clinical signs of meningeal involvement of multiple myeloma" and iMMagine-1 exclusion criteria, "Any sign of active or prior CNS pathology including but not limited to history of epilepsy, seizure, paresis, aphasia, stroke, subarachnoid hemorrhage or CNS bleed, severe brain injury, dementia, cerebellar disease, Parkinson's disease"; 6) Arcellx. *Investor Relations Event at the 67th ASH Annual Meeting*. December 6, 2025. Company presentation; 7) ClinicalTrials.gov. U.S. National Library of Medicine, National Institutes of Health. Available at: https://clinicaltrials.gov. Accessed December 21, 2025; 8) Patel KK, et al. *[Abstract title]*. Presented at the 67th American Society of Hematology (ASH) Annual Meeting; December 2025. Abstract #256; 9) Patel et al, American Society of Hematology 2025. Abstract 256; 10) National Comprehensive Cancer Network®. *NCCN Clinical Practice Guidelines in Oncology (NCCN Guidelines®): Multiple Myeloma*. Version 2.2026. © 2025 National Comprehensive Cancer Network, Inc. All rights reserved. Accessed July 16, 2025.

LEGEND BIOTECH

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17 Optimizing Bridging Therapy Is Associated With Improved CARVYKTI ® Safety Outcomes • 134 patients across 18 US academic medical centers and 2 German centers • 98 RRMM patients received talquetamab bridging therapy and CARVYKTI KEY FINDING There were no cases of IEC colitis or parkinsonism • 761 CARVYKTI treated patients • Risk of parkinsonism was higher in patients who did not respond to bridging therapy • Parkinsonism occurred in 2.9% of patients (n=22) KEY FINDING 95% (21/22) of all Parkinsonism cases occurred in those who did not respond to bridging therapy. 1. Dhakal B, et al. Blood. 2025;146(Suppl 1) 2. Sidana S, et al. Blood. 2025;146(Suppl 1):1034 Dhakal B, et al 1 : USE OF GPRC5D BI - SPECIFIC Sidana S, et al 2 : RESPONSE TO BRIDGING THERAPY IS KEY

Updated NCCN Guidelines Recommend Bridging Therapy 18 National Comprehensive Cancer Network Guidelines Update 1 “The panel recommends that talquetamab may be considered as a bridge to BCMA CAR - T Therapy in RRMM…” 1. National Comprehensive Cancer Network®. NCCN Clinical Practice Guidelines in Oncology (NCCN Guidelines®): Multiple Myeloma . Version 5.2026. © 2025 National Comprehensive Cancer Network, Inc. All rights reserved. Accessed January 9, 2026.

CARVYKTI® (ciltacabtagene autoleucel) Suspension for IV infusion

The Proven Leader Forging the Path to Cure

Highly Effective

- First and only CAR-T with demonstrated Overall Survival benefit
- First and only CAR-T therapy with meaningful progression free outcomes of ≥5 years in late line MM

Well Tolerated

- Parkinsonism has decreased in earlier lines with patient management strategies
- Leveraging large patient data set to assist further risk mitigation efforts

Earlier Treatment is Better

- Efficacy, safety, and manufacturing outcomes all improved with earlier use
- IMWG recommends CAR-T therapy before Bispecific T-Cell Engagers in patients eligible for both[2]
- mPFS for CARTITUDE 4 is NR with median follow-up of 34 months

One-Time Treatment

- One-time infusion provides freedom to patients
- Can be administered on inpatient or outpatient basis due CARVYKTI's unique CRS profile
- Earlier CAR-T may lower overall treatment costs by reducing future therapies and healthcare utilization

LEGEND BIOTECH

1) Based on company public filings and FDA Adverse Event Reporting System (FAERS) Public Dashboard; 2) L.J. Costa et al. "International myeloma working group immunotherapy committee recommendation on sequencing immunotherapy for treatment of multiple myeloma." Leukemia; https://doi.org/10.1038/s41375-024-02482-

19

20

Pipeline of Transformative Cell Therapy Advancements Provides Continued Value Creation

CARVYKTI (ciltacabtagene autoleucel)

Ciltacabtagene Autoleucel Clinical Studies

BCMA-directed Autologous Therapy

PHASE 1	PHASE 2				PHASE 3		
LEGEND-2[†] RRMM NCT03090659	CARTIFAN-1* RRMM NCT03758417	CARTITUDE-1* RRMM NCT03548207	CARTITUDE-2* MM NCT04133636	CARTITUDE-10* NDMM Transplant Not Intended NCT07149857	CARTITUDE-4* RRMM 1-3 Prior Lines NCT04181827	CARTITUDE-5 NDMM Transplant Not Intended NCT04923893	CARTITUDE-6* NDMM Transplant Eligible NCT05257083

Johnson&Johnson

Additional Pipeline Programs

PHASE 1

Autologous Therapies	AUTOIMMUNE[†] (CD19 X CD20 X CD22)	COLORECTAL[†] (GCC)	GASTRIC & PANCREATIC[‡] (CLAUDIN 18.2)	MM[†] (CD19 X GPRC5D), (GPRC5D)	SCLC & LCNEC[‡#] (DLL3) NOVARTIS
Allogeneic Therapies	AUTOIMMUNE[†] (CD19 X BCMA) (CD19 X CD70)	MM[†] (BCMA) CAR-NK	NHL[†] (CD20) CAR-αβ T	NHL[†] (CD19 X CD20) CAR-γδ T	
In Vivo Therapies	NHL[†] (CD19 X CD20)				

LEGEND BIOTECH

*In collaboration with Janssen, Pharmaceutical Companies of Johnson & Johnson. †Phase 1 investigator-initiated trial. ‡IND applications have been cleared by the U.S. FDA. #Subject to an exclusive license agreement with Novartis Pharma AG.
The safety and efficacy of the agents and/or uses under investigation have not been established. There is no assurance that the agents will receive health authority approval or become commercially available in any country for the uses being investigated. Additionally, as some programs are still confidential, certain candidates may not be included in this list.
INDICATIONS: LCNEC: large cell neuroendocrine carcinoma; MM: multiple myeloma; NDMM: newly diagnosed multiple myeloma; NHL: non-Hodgkin lymphoma; RRMM: relapsed or refractory multiple myeloma; SCLC: small cell lung cancer
TARGETS: BCMA: B-cell maturation antigen; DLL3: delta-like ligand 3; GCC: guanylyl cyclase C; GPRC5D: G-protein coupled receptor, family C, group 5, member D

21

22 Advancing R&D Innovation to Drive Long - Term Growth Lean Approach to Clinical Proof of Concept Utilizes R&D Investments Efficiently 1 2 3 Disciplined IIT - to - Global Transition Drives Speed and Capital Efficiency • Advances only assets with validated clinical activity into global trials • Avoids broad early - stage spend across unproven programs • Aligns development investment with demonstrated probability of success Platform - Enabled Execution Delivers Rapid Time - to - First - Patient • Demonstrates repeatable development velocity across emerging platforms • In vivo platform advanced from candidate selection to first patient dosed in approximately six months Unique Proof - of - Concept Model Accelerates Global Entry • Leverages investigator - initiated trials (IITs) in China to rapidly establish early clinical proof - of - concept • De - risks programs prior to initiating larger, more resource - intensive US and EU clinical trials

Leveraging Stand - Alone Cell Therapy Leadership In Vivo TaVec (T - Cell Activation Vector) Design and Mechanism of Action TARGET • Oncology and autoimmune indications • TaVec platform • Provide T cell specificity, activation and safety • Mutations in glycoprotein and CD3 single - chain variable fragment to block transduction of non - T cells MECHANISM Clinical Development Progress • First few patients dosed for IIT studies in 2025 • Multiple US - IND enabling studies planned for oncology indications State - of - the - art R&D facility opened in Philadelphia, Pennsylvania 23

CAR - T Expansion & B - Cell Depletion Post In Vivo CAR - T in Monkeys 24 Achieved a dose - dependent CAR - T expansion along with B cell elimination post in vivo CAR - T administration in pigtailed monkeys. 1. BM = Bone Marrow; PBMC= Peripheral Blood Mononuclear Cells 1 1 Low Dose High Dose High Dose:

2026 Commitment to Business Development 25 Continue Innovation Through Generate Non - Dilutive Funding Through Strategic Partnerships Enabling Technologies Generate Other Revenue Beyond CARVYKTI ® Build on Core Cell & Gene Therapies & Expand Beyond Maintain Hematology Leadership

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Strong Balance Sheet Fueled by CARVYKTI Growth Net Sales (Q3) CARVYKTI ® Net Trade Sales ($MM) 24 55 55 70 114 146 167 258 358 396 2 3 12 140 13 16 140 20 27 31 304 51 318 81 128 0 100 200 300 400 500 600 YoY Growth (Q3 2024) Commercial Momentum • $1.7B LTM CARVYKTI ® Net Trade Sales 1 • CARVYKTI ® Profitable 2 • Positive Cash Flow * $524M in Q3’25 vs. $286M in Q3’24 Cash, cash equivalents, & time deposits as of September 2025 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 2022 2022 2022 2023 2023 2023 2023 2024 2024 2024 2024 2025 2025 2025 U.S. OUS ***Certain prior year amounts have been reclassified to combine pledged deposits into prepayments, other receivables, and other assets for comparative purposes. 1) Last Twelve Months Net Trade Sales based on Q4 2024 through Q3 2025 2) Net Trade Sales - Cost of Good Sold - Operating Expenses = CARVYKTI Profit; Compound Annual Growth Rate (CAGR) since launch in 2022 27

2026 Priorities to Unlock Next Stage of Growth 28 • Deliver sequential CARVYKTI growth • 3/4 of CARVYKTI ® orders from 2 - 4L • Present additional long - term data • Continued globalization ONGOING ONGOING ONGOING ONGOING Advancing Our Cell Therapy Innovation Drive Profitability Maximize CARVYKTI ® Market Leadership TIMING • Present in vivo data • File 1 - 2 US INDs 2H 2026 2H 2026 • Achieve company - wide operating profit • Disciplined operating expense management 2026 ONGOING PRIORITIES GOALS